Labor Smart Inc.

44 Darby’s Crossing Drive, Ste 116

Hiram, GA 30141

Tel 770-222-5888

United States

               February 29, 2012

Security & Exchange Commission

Division of Corporate Finance

Attn: Larry Spirgel

100 F Street, N.E.

Washington, DC 20549

Re: Labor Smart, Inc

Registration statement on Form S-1 Amendment 3

File No: 333-177200

Enclosed is our response to your comments of January 13, 2012.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s__________

Ryan Schadel

President

General

1.

We note your response to comment 1 in our letter dated December 12, 2011. Even if the company is no longer a shell company, it is our view that the securities being registered for resale were received by the selling shareholders when the company was a shell company. We refer you to the definition of a shell company found in Rule 144(i) along with SEC Release 33-8869 (2007). As indicated in that Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to fix the offering price for the duration of the offering, not merely until the company’s stock is quoted on the OTC Bulletin Board. Furthermore, revise to state that the selling shareholders are underwriters and not that they “may be deemed” underwriters.

Response: we would ask the Commission to please review and withdraw this comment as we feel based upon our operations and professional conduct since inception that we were never a “shell” company under Rule 144(i).  As you can see below a lot of thought, time, energy and money has been expended in building and creating this business.

Labor Smart was formed in concept only in 2008. To preserve rights to the name Labor Smart, Mr. Schadel, our sole officer and director, registered the name Labor Smart with the State of Georgia on September 19, 2008.

From September, 2008 to December, 2010 the idea of Labor Smart remained concept only.

In January of 2011, Mr. Schadel began actively developing a business plan for Labor Smart. This process contemplated but was not limited to the business model, long term growth plans, financing costs, studying the largest competitors on a nationwide scale, and the desired corporate structure including preference to build the company from the ground up as a public entity.

On January 19, 2011, Mr. Schadel began consulting with Jay Smith regarding feasibility of building a company from the ground up as a public entity.

On April 20, 2011, Mr. Schadel began discussions with James Kroll of Riviera Finance, with whom Mr. Schadel had previous business dealings with, to discuss potential financing options for Labor Smart. On this same date, Mr. Schadel completed a 2 year Startup and Expansion Plan for Labor Smart.

On May 30, 2011, Mr. Schadel engaged Jay Smith to have Labor Smart, Inc formed. This resulted in the creation of Labor Smart, Inc. on May 31, 2011 in the State of Nevada.

It is our view that from this date on, Labor Smart, Inc. was officially in operation. As noted in our S-1, from May to September of 2011, the company was engaged in research and planning, which resulted in the opening of two branch locations and our corporate office in the 4th Quarter of 2011. A considerable amount of time, energy, and personal expenses by Mr. Schadel was invested during our startup phase beginning in May 2011.

Per footnote no. 172 to SEC Release No. 33-8869, the above stated facts show that Labor Smart, Inc. is not and has never been a shell company.

Our operations to date have been devoted primarily to start-up and development activities, which include:

1. Formation of the Company;

2. Development of our business plan;

3. Research on marketing channels/strategies;

4. Developing our initial online website

5. The opening of our first two  location in Nashville, TN November 12, 2011and Marietta, GA and Corporate Headquarters in Hiram, GA

6. As of December 31, 2011 we have generated $160,017 in revenues.

Prospectus Summary Information Company Business Overview, page 4

2.

We note your disclosure that you had $99,052,052.72 in revenues as of December 9, 2011. If available, please update this information for the quarter ended December 31, 2011. Also provide further information to put this preliminary financial measure in context. For example, disclose when you began generating revenues, the source of the revenues, and the amount of expenses and net income (loss) during the same period. Also revise your related disclosure in Management’s Discussion and Analysis.

Response:  please see December 31 financial statements

Liquidity, page 29

3.

Please update your disclosure regarding an accounts receivable financing facility that you expected to be in place by the end of 2011.

Response: updated and filed as an exhibit

4.

We note your statements here and under the Risk Factor “The Continued Sale of our Equity Securities Will Dilute....” regarding the potential need to sell equity in the company to carry out your business plan. Please provide further disclosure regarding any current plans or intentions (or absence of plans) to sell equity.

Response: revised

Results of Operations, page 29

5.

Please discuss your results of operations for the three months ended September 30, 2011.

Response: updated to December 31 FS

Transactions with Related Persons, Promoters and Certain Control Persons, page 33

6.

Please revise the first sentence in this section to read, if correct, that there have been no transactions, etc., over the amount of $120,000

Response: revised